NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of VBI Vaccines Inc. (formerly SciVac Therapeutics, Inc.) (the “Company”) will be held at the Kimpton Hotel Marlow, 25 Edwin H Land Blvd, Cambridge, Massachusetts at 12:00 pm (Eastern Time) on Friday, September 23, 2016 for the following purposes:

(a)	to receive the audited financial statements of the Company for the financial year ended December 31, 2015 and accompanying report of the auditor;

(b)	to appoint EisnerAmper LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(c)	to elect the directors of the Company to hold office for the ensuing year;

(d)	to consider and, if thought fit, approve an advisory (non-binding) resolution on the Company’s approach to executive compensation as more particularly set out in the accompanying management information circular; and

(e)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Meeting. At the Meeting, shareholders will be asked to approve each of the foregoing items.

The directors of the Company have fixed August 5, 2016 as the record date for the Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc. Proxies must be completed, dated and signed and returned to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department by 12:00 pm (Eastern Time) on September 21, 2016, or if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date to which the Meeting is adjourned or postponed. Voting by fax can be sent to 1-866-732-8683 and internet voting can be completed at www.investorvote.com.

Late proxies may be accepted or rejected by the chair of the meeting (the “Chair”) at his or her discretion and the Chair of the meeting is under no obligation to accept or reject any particular late proxy. The Chair of the meeting may waive or extend the proxy cut-off without notice.

If you are a non-registered shareholder, please follow the instructions from your bank, broker or other financial intermediary for instructions on how to vote your shares.

DATED at Cambridge, Massachusetts, August 17, 2016.

BY ORDER OF THE BOARD

/s/ “Jeff Baxter”
Jeff Baxter
Director, President and Chief Executive Officer